UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                 FORM 10 - SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES


                            (SMALL BUSINESS ISSUERS)

                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                                    ---------

                               DYNARESOURCE, INC.

                         (F/K/A: West Coast Mines, Inc.)
               (Name of the Small Business Issuer in its charter)


Delaware                                                  94-1589426
--------------------------------------------------------------------------------
(State of incorporation)                           (Employer Identification No.)

5215 N. O'Connor Blvd., Suite 200, Irving, Texas                 75039
--------------------------------------------------------------------------------
         (Address of principal offices)                       (Zip Code)

Issuer's  contacts: Phone: (800) 510-2283; (972) 868-9066;  Fax: (972) 868-9067;
--------------------------------------------------------------------------------
E-Mail:  dynares@anational.com;  Web Site:  dynaresource.com

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock; $ .01 Par Value
                          -----------------------------
                                (Title of Class)

           Name of Each Exchange On Which Securities to be Registered:

                            Nasdaq; Over the Counter
                            Bulletin Board ("OTCBB")


               DATE OF ORIGINAL FILING ( 10 - SB): APRIL 17, 2000

                     DATE OF AMENDMENT FILING: MAY 25, 2000



                                                  FORM 10-SB (A)

                                                DYNARESOURCE, INC.

                                                 Table of Contents
                                                 -----------------
                                                                                                 PAGE
                                                                                                 ----

PART I.  ....................................................................................     3

         Item 1.  Description of Business                   .................................     3

         Item 2.  Management's Discussion and Analysis      .................................     5

         Item 3.  Properties.                               .................................     6


         Item 4.  Security Ownership;  Beneficial Owners and Management       ...............     6


         Item 5.  Directors and Officers                    .................................     8

         Item 6.  Executive Compensation                    .................................     10

         Item 7.  Certain Relationships and Related Transactions     ........................     10

         Item 8.  Description of Securities                 .................................     11

Part II.        .............................................................................     12

         Item 1.  Market Price of Common Stock              .................................     12

         Item 2.  Legal Proceedings                ..........................................     12

         Item 3.  Changes in and Disagreements with Accountants      ........................     12

         Item 4.  Recent Sales of Unregistered Securities   .................................     12

         Item 5.  Indemnification  of Directors and Officers.................................     13

Part F/S.         ...........................................................................     13

         Item 1.  Registrant's Audited Financial Statements .................................     13
                  ending December 31, 1998, December 31, 1999)                              Exhibit "2.1"

         Signatures      ....................................................................     13

Part III.           Exhibits.     ...........................................................    TAB 1

         Index to Exhibits                                  .................................     14/Tab 1

         Sub-Tab 1:        Articles of Incorporation,  By-Laws, Amendments    ...............   1.1 - 1.8.
         Sub-Tab 2:        Financial Statements    ..........................................   2.1.


PART I:

ITEM 1.  DESCRIPTION OF BUSINESS.

REGISTRANT. DynaResource, Inc., the Registrant herein, is a Delaware corporation, whose office is located at 5215 N O'Connor Blvd., Suite 200, Irving, Texas 75039. It can be reached by phone at (972) 868-9066 and by Fax at
(972) 868-9067.


HISTORY. The Registrant was incorporated in the State of California on September 28, 1937, under the name West Coast Mines, Inc. The Registrant was formed for the purpose of engaging in any lawful business not inconsistent with the laws of the United States and to engage in any type of mining activity with the right to perform all activities in connection with the extraction of any and all kinds of minerals, including: exploration, development, leasing, purchasing, producing, refining, smelting, joint venturing, and investing in the mining industry.


In October 1937, the Registrant acquired approximately 560 acres of mining claims in Humboldt County, Nevada, ("Pansy Lee"). In connection with the acquisition and development of the Pansy Lee Property, the Registrant obtained the approval for the sale of the Registrant's securities from the Commissioner of the State of California. The Registrant produced precious metals from this Pansy Lee property until 1942. From 1942 to 1994, the Registrant was involved in negotiations involving the leasing or sale of the Pansy Lee Property.

In October 1994, the Registrant issued 97,927 shares of its common stock in exchange for approximately 640 acres of mining claims in Mohave County , Arizona ("Wikiup").


In February 1995, the Registrant issued 1,312,500 shares of its common stock in exchange for all the outstanding common stock of Resolute Mining Corp., which was subsequently dissolved.

At December 1995, the Registrant acquired a 1.65 % Net Profits Interest in the San Jose de Gracia Property in Sinaloa State, Mexico ("San Jose de Gracia").

In April 1996 , the Registrant filed an amendment to its articles of incorporation to increase the authorized number of common stock from 750,000 shares to 50,000,000 shares and changed the par value of its common stock from $1.00 per share to $0.01 per share.

At December 31, 1996, the Registrant acquired an additional 23.25 % Net Profits Interest in San Jose de Gracia. As part of this acquisition, the Registrant issued 451,750 shares of its common stock.

In January 1997 the Registrant declared a one-for-four reverse stock split of its common shares. In connection with this reverse stock split, the Registrant reduced its common shares outstanding from 10,685,586 to 2,641,966. The number of authorized shares remained at 50,000,000. Any reference to the Registrant shares, including the number of common shares outstanding, have been adjusted to reflect the reverse stock split.

In August 1998, the Registrant acquired 25 % of the outstanding stock of Minera Finesterre S.A. de C.V. (Minera), a private Mexican Corporation. Minera holds title to mineral concessions comprising, San Jose de Gracia.

In November 1998, the Registrant declared a dividend and distributed its 24.9 % Net Profits Interest in San Jose de Gracia. Also, t he Registrant merged with DynaResource, Inc., which merger resulted in changing the Registrant's name to DynaResource, Inc. and changing the state of incorporation from California to Delaware and reducing the Registrant's authorized common stock from 50,000,000 to 12,500,000.

At December 31, 1999, the Registrant acquired an additional 1.7 % of the outstanding stock of Minera for $ 96,270.. At year-end 1999, the Registrant owned a total of 26.7 % of the outstanding stock of Minera.

OPERATIONS. The Registrant's operations include acquisition, leasing, and sales of mineral rights. The Registrant is engaged in projects in Mexico, and in the United States.

MINERAL PROPERTIES.

PANSY LEE:


The Pansy Lee is located in Humboldt County, near Winnemucca, Nevada. The property covers approximately 560 acres of wholly owned, patented property; which covers surface rights and mineral rights. The Pansy Lee mine was in operation from the late 1930's until 1942. From 1944 to 1988, the mine was leased to various parties, including a 10 year lease to Newmont Mining . From 1989 to 1997 the mine remained available for lease.


In 1998, the mine was leased to Newcrest Resources, Inc., an Australian company for a term of five years. Newcrest ceased all U.S. activities in 1999; and as a result, terminated its lease. The registrant recorded $50,000 lease income in 1998. No income has been recorded for 1999.

Geology. The Pansy Lee produced gold, silver, copper, and lead until 1942 when the mine was closed due to an Executive Order during World War I. In the early 1940's, the mine produced 8,000 ounces of gold. 700,000 ounces of silver, 110,000 pounds of copper, and 2,000,000 pounds of lead.


Year-end Proven and Probable Ore Reserves At year end 1999, there were no proven and probable ore reserves at the Pansy Lee Property.


WIKIUP:


The Wikiup Claims are located in Mohave County, near Lake Havasu, Arizona. The property covers approximately 640 acres. No income has been recorded from Wikiup.

Geology No mineral production to date has been recorded at Wikiup.

Year-end Proven and Probable Ore Reserves. At year end 1999, there were no ) proven and probable ore reserves at Wikiup.



FORWARD LOOKING STATEMENTS.
---------------------------


Many statements made by the Registrant in this Form 10 - SB/A - contain forward-looking language and information related to the Registrant. In general, the Registrant identifies these forward-looking statements and information through use of terminology such as "shall", "will", "may", "expect", "intend", "project", "estimate", "believe", or other similar phrases. The Registrant bases these statements and information on its opinions and assumptions, based upon current conditions and information currently available to the Registrant.
Because these statements reflect the Registrant's views regarding current and future events, these statements involve uncertainties and risks. Realized future performance could differ materially and significantly from these forward-looking statements. Readers should exercise caution in placing any undue reliance upon any such forward-looking statements. Taking into account the foregoing, the following are identified as important factors that could cause actual results to differ materially from those expressed in any forward looking statement made by Registrant, or on Registrant's behalf. If any of the following factors occur, our business, financial condition, or results from operations could be materially adversely affected.


Body of Commercial Ore / Limited Resources:
-------------------------------------------

The properties owned by the Registrant, and the company in which the Registrant is an investor in, contain limited bodies of commercial ore. There is no assurance that the Registrant will be successful in its continued acquisition, leasing, and sales activities.

Title Matters:
--------------

While the Registrant has investigated title to all mineral claims, and, to the best of its knowledge, title to all properties is in good standing; this should not be construed as a guarantee of title. The properties may be affected by undetected defects in title, such as the reduction in size of the mineral claims and other third party claims affecting the Registrant's priority rights.

Conflicts of Interest:


Directors of the Registrant are or may become directors of other reporting companies, or, have significant shareholdings in other mineral resource companies. To the extent that such other companies may participate in ventures in which the Registrant may participate, the directors of the Registrant may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Registrant and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Registrant, a director who has such a conflict may be requested to abstain from voting for or against the approval of such a participation. In appropriate cases the Registrant may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In determining whether or not the Registrant will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Registrant, the degree of risk to which the Registrant may be exposed and its financial position at that time. Other than as indicated, the Registrant has no other procedures or mechanisms to deal with conflicts of interest.


Additional Funding Requirements:
--------------------------------

The Registrant's operations, and revenues generated from leasing activities do not provide sufficient cash flow to cover operating costs. In the past, the Registrant has relied on private sales of its stock to meet its cash requirements. Continued operations may depend upon the Registrant's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, or other means. There is no assurance that the Registrant will be successful in obtaining the required financing.

Employees:
----------

The Registrant has no employees. Management services are provided by Dynacap Group Ltd., a Texas Limited Liability Company. An officer and director of the Registrant is also a Manager of Dynacap.

Competition:
------------

Significant and increasing competition exists for the limited number of mineral property opportunities available. As a result of this competition, the Registrant may be unable to acquire additional mining properties on terms it considers acceptable.

Environmental and other Regulatory Requirements:
------------------------------------------------

The current or future operations of the Registrant, including acquisition, leasing, and sales activities; involve mineral properties which require permits from various federal, state and local governmental authorities. Such future operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Registrant has interests. Required permits could adversely affect the Registrant's ability to negotiate agreeable acquisition, lease, or sales terms.

Price Fluctuations: Share Price Volatility:
-------------------------------------------

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS.


The goal of the Registrant is to maximize shareholder value through the purchase of mineral properties, resources, reserves, and potential reserves; or, through investment in companies that possess those assets. Currently, the Registrant owns no producing properties and consequently, has no current operating income from production.

The level of the Registrant's activities is subject to fluctuation from year to year, depending on, among other matters, the readiness of the mineral properties in which the Registrant holds interest in, to leasing or sales activities, and the availability of financing to apply to acquisition, leasing, and sales activities. The availability of financing, in turn, is subject to wide fluctuations, depending upon the trend of equity markets, commodity prices, sentiment of investors, sentiment of institutional investors, and recent results from and general outlook for the activities proposed on the Registrant's properties and investee. The inter-relation of these factors is complex and difficult to project.

Registrant's revenue decreased by $ 55,628., from $ 66,972 in fiscal year 1998 to $ 11,344. for fiscal year 1999. This reduction is mainly attributed to the termination of a lease agreement in fiscal 1998.


Registrant's operating expenses increased by $ 79,042., from $ 214,406. in fiscal year 1998 to $ 293,448. for fiscal year 1999. This increase is attributed to a $ 13,393. increase in general and administrative expense, and to a $ 65,749. increase in consulting expense.


Registrant's Net Income decreased by $ 855,113., from net income of $ 579,267. for fiscal year 1998, to Net Loss of $ 275,846. for fiscal year 1999. This decrease is mainly attributable to one time settlement income recorded in fiscal year 1998 of $ 733,277., and to the $ 79,042. increase in operating expenses, and to the $ 55,628. decrease in revenue.

Net Cash used from operating activities increased from $ 193,569. in fiscal 1998, to $ 239,253. in fiscal 1999. Net Cash used from investing activities decreased from $ 114,460. in fiscal 1998, to $ 96,270. in fiscal 1999. Net Cash provided from financing activities increased from $ 153,000. in fiscal 1998, to $ 602,000. in fiscal 1999. This increase in net cash provided by financing activities was attributable to proceeds from stock issued.


PLAN OF OPERATION:
------------------

During the next twelve months, the Registrant will actively seek out and investigate mineral properties for purchase, and the leasing or sales of its properties. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. The Registrant does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for a minimal cost or on a deferred payment basis.


The Registrant finances its mineral property acquisition, leasing, and sales costs, and related administration costs, through the issuance of debt, or private sales of stock. There can be no assurance that the Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Registrant.


Management is confident that it will be able to operate in this manner during the next twelve months.

ITEM 3.     PROPERTIES.

The Registrant presently maintains its executive offices at 5215 N. O'Connor Blvd., Suite 200, Irving, Texas 75039, at a rate of $ 1,250.00 per month, plus utilized services. The Registrant renewed its lease for 1 year, commencing April 2000.




MINERAL PROPERTIES:        See Item 1 - Description of Business.
-------------------


ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Registrant and each person known to be a beneficial owner of more than five percent of the issued and outstanding shares of the Registrant as of December 31, 1999. The following table sets forth the information based on 3,739,907 common shares issued and outstanding as of December 31, 1999:


                                                                             Percent
         Beneficial Owner                            Common Shares           Ownership
         ----------------                            -------------           ---------

         Great Sands Mining Group Trust              433,000                  11.58 %
         (Darryl Butler, Beneficial Owner)
         K.D. Diepholz                               240,926                  6.44  %


         K.D. Diepholz
         (As Beneficial Owner of

         Dynacap Group ltd.)                            2,878                 .00077


         Douglas Metcalf                               50,000                 1.34  %

         Vantage Ltd. Trust                            50,000                 1.34  %
         (Douglas Metcalf, Beneficial Owner)

         Wayne C. Henderson                            50,000                 1.34  %

         Melvin E. Tidwell                             48,312                 1.29  %

         Brad J. Saulter                               64,675                 1.73  %

         Dynacap Group Ltd.                           115,124                 3.08  %

         All Officers, Directors
         And Beneficial owners


         as a Group (6 Persons)                       939,791                 25.13 %


         Consultants:


         Charles E. Smith                             125,000                  3.34 %
         (as Beneficial Owner of
         the Matrix Group)

         Charles Smith
         (as Beneficial Owner of

         Dynacap Group Ltd.)                            2,878                .00077


         Curtis Sales                                  25,000                 .67 %

         All Officers, Directors, and
         Beneficial Owners as a Group,
         Including consultants:                     1,092,669                29.2 %





o Viking Gold Ltd., L.P., a Texas Limited Liability Partnership, is the holder of 42,476 common shares of the Registrant. Dynacap Group Ltd. is the manager of Viking Gold Ltd.

o        657,000  Options of the  Registrant  were issued to Great Sands  Mining
         Group  Trust,  and 76,000  Options  were issued to Vantage  Ltd.  Trust
         (total of 733,000 Options); the purchasers of 433,000 and 50,000 common shares respectively in 1998 and 1999. These 733,000 Options are exercisable at a price of $ 2.50, terminating August 15 2001.

o        40,000 "A"  Warrants at $ 8.00 per share,  and 40,000 "B" Warrants at $
         12.00 per share were issued with the conversion of $ 160,000. of promissory notes into common shares of the Registrant in 1996. The "A" and "B" Warrants are exercisable within 90 days of the Registrant's common stock trading on any exchange for the average closing bid price over 5 days of $ 12.00, and $ 16.00, respectively.


None of the foregoing have any right to acquire additional shares of the Registrant. There is no existing arrangement, which may result in a change in control of the Registrant.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT.


The following table lists the names and ages of the executive officers, directors and key consultants of the Registrant. The directors will continue to serve until the next annual shareholders meeting, or until their successors are elected and qualified. All officers serve at the discretion of the President, Chairman of the Board of Directors, and members of the Board of Directors.


         Name                               Age      Position                           Held Since
         ----                               ---      --------


         K.D. Diepholz                      42       Chairman                           May 1997
         1140 Hidden Ridge                           President, Treasurer               May 1997
         Irving, Texas 75038                         Director                           May 1995


         Douglas Metcalf                    36       Secretary                          May 1997
         46 Lakeshore Drive North                    Director                           May 1995
         Westford, Ma.  01886

         Wayne C. Henderson                 60       Director                           May 1995
         5502 Lafayette Lane                         Vice-President /
         Frisco, Texas 75035                         Mineral Properties                 May 1997

         Melvin E. Tidwell                  55       Director                           May 1994
         4804 Picadilly Place
         Tyler, Texas 75703

         Brad J. Saulter                    39       Vice President - Investor          May 1998
         922 Signal Ridge                            Relations
         Rockwall, Texas 75087

K.D. Diepholz - Graduated Lake Land College, Southern Illinois University; Communications and Business Emphasis; Regional Director - Fidelity Union Insurance and Investment, Dallas, Texas (1980 -1983); President - KWD Properties Corporation, Mattoon, Illinois (1983 - 1989); a privately-held Oil & Gas Exploration and Development Company involved in all phases of The Oil & Gas Business, and Various Types of Partnerships; Vice President - American Investment Retirement Corporation, Phoenix, Arizona (1990 - 1991), Involved in Program Structuring for Pension Accounts; Vice President - Ideal Securities, Inc., Dallas, Texas (1992); Program Structuring and Marketing Management;

President - DP Phoenix, a Real Estate Investment Company, Phoenix, Arizona (1991 -1992); Investment Program Structuring, Real Estate Acquisitions, General Management; Director: Farm Partners, Inc., Dallas, Texas (1992 - Present); General Management of this General Partner to Precious Metals Limited Partnership; DP Group Ltd., Dallas, Texas (1993 - Present); President of this independent Marketing firm; Dynacap Group Ltd., Dallas, Texas (1992 - Present); President of this Consulting and Management firm, directing the management of certain Limited Liability Investment Companies; DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), Dallas, Texas (1994 - Present); Chairman, President, Treasurer, and Director. Special skills in the areas of Business Development, Project Planning, Corporate Financing, Acquisition Analysis, Investment Program Interpretation and Structuring.

Douglas E. Metcalf - Graduated Cornell University, B.S. degree 1986; Executive Vice President - OHMS International, an International Import / Export Consulting Company (1987 - 1991); President - Quantum Ventures Corporation, a holding Company involved in the development of new business enterprises (1992 - Present); Secretary and Director - DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), 1995 - Present. Mr. Metcalf has worked extensively with junior mining companies over the past 10 years; with direct involvement in the areas of: recruiting technical personnel; acquisition of milling and refining equipment; financing; and, acquisition.

Wayne C. Henderson - Research Engineer - Bethlehem Steel Corporation, Homer Research Laboratories - Bethlehem, Pa.; development of new steel making processes; Ph.D. Candidate - Lehigh University, Department of Chemical Engineering, Bethlehem, Pa., developed mathematical modeling procedures which used real-time data to develop dynamic process models for simulation control; awarded a National Science Foundation Fellowship; Senior Research Engineer - Inland Steel Company, East Chicago, Indiana; developed process simulation models and process control strategies for a number of steel making processes and operations; developed forecasting control models for blast furnace, basic oxygen furnace, continuous casting, and hot and cold rolling mills; responsible for testing and design confirmation of then novel fluid-bed kiln design for producing high-reactivity metallurgical lime, resulting in a number of process and equipment patents; Project Leader - Kennecott Copper Corporation, Lexington, Massachusetts; led development and operation of 5 TPD Pilot Plant for the "Cuprion" hydrometallurgical process for extraction and recovery of metals from deep sea manganese nodules; Staff Process Engineer - Mobile Oil Corporation, Denver, Colorado; responsible for conventional heap leach and leach uranium process plant design, process engineering, and metallurgical development; Chief Process Engineer, Project Manager, Process Engineering Supervisor - Kennecott Minerals Company, Salt Lake City, Utah; Vice President Operations - Calmet Corporation, Colorado Springs, Colorado; responsible for day to day operations of custom toll processing plant (15 TPD) for recovery of gold and silver from high grade gold and silver ore concentrates using unique pressure cyanidation technology; Metallurgical Manager - Tonkin Springs Gold Mining Company, Elko, Nevada; responsible for bio-oxidation refractory gold process development; designed, constructed, and operated bio-oxidation testing facilities; Project Manager / Process Manager / Lead Process Engineer - Brown & Root, Inc., Houston, Texas, 1989 to 1996; provided project consulting for Atec Inc., U.S. Energy, Sutter Gold Venture, Atlas Goldbar, Inland Gold and Silver, Newmont Mining Corp., Homestake Mining, Santa Fe Mining, Dynacap Group Ltd.; Senior Project Engineer - Lockwood Greene Engineers, Inc., Dallas Texas; 1996 - Current; Vice-President of Mineral Properties and Director- DynaResource, Inc. (f/k/a:
West Coast Mines, Inc.), Dallas, Texas, 1996 -present; provide overall technical analysis of precious metals properties.

Melvin E. Tidwell, P.E. - Professional Engineer, registered in California in 1977; Control Systems Engineer; Instrument Engineer on over 80 Projects Worldwide; Instrument Startup Engineer on over 50 Projects Worldwide; Affiliated / Associated with following Companies over the past 25 years: Weyerhaeuser Company, Howe-Baker Engineers, LaGloria Oil & Gas Co., IWATANI Electronics (Japan), EQM (Mexico), Kyodo Oxygen Co., Ltd. (Japan), Chin Yang Fine Chemical Co. (South Korea), Hankuk Glass Mfg. Co. (South Korea), Hunt Oil Co., Liquid Carbonics Co., Celanese Mexicana (Mexico), Grain Power Tucumcari Ltd., Jetco Chemical Inc., Claiborne Gasoline Co., Conoco, Chevron, Metano Gas (now Exxon),

Union Oil, Texaco Angola, Petrofac, Alfurat (Syrian Oil Co.), Arco, Chevron / Placer Cego, Tidwell & Associates; with Engineering / Management Experience in the following Project Areas: Startup & Engineering - $ 160 Million Linerboard Paper Mill; Chief Instrument Engineer - chemical division; DEA Gas Treating & Sulfur Recovery Plant; One Part / million H2 Plant; Startup Hydrogen Plants; H2 / CO Cosorb Plant; Startup H2 / CO synthesis Gas Plant & Cold Box; Startup Ethanol Plant; Specialities Chemicals Expansion - Foxboro 200 instruments; Startup & Calibration 75,000 BPD Crude Distillation Facility; Instrument Engineer - 1st Oxygen Enrichment Cope Unit; Instrument Engineer, Startup & checkout - 30 TPD Selectox SRU; Instrument Engineer - Offshore Oil & Gas Production Facility; Lead Instrument Engineer - 60,000 BPD Oil Production Facility; Instrument Checkout, Calibration, and Inspection prior to startup - Selectox Sulfur Units (Honeywell TDC 3000 DCS) (Foxboro 760 Electronics Controllers); Startup Amine Plant and Sulfur Plant, and System Engineering (Foxboro and Westinghouse PLC); Instrument Engineer, Field Startup and Checkout
- CCR, HDS, MTBE, Hydrogen and Cryogenic Plants. Founder, President - Tidwell & Associates, an private engineering consulting Firm (1993 to Present); Director - DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), Dallas, (1994 to present).

Brad J. Saulter - Attended University of Texas, Austin, Texas; Marketing Department of Metagram, Inc., a Dallas National Marketing Company; Regional
Manager for Lugar, Lynch, & Associates, A Dallas Financial Services Company, Involved in Sales & Marketing of Various Investment Products; Independent Marketing Consultant; Series 22 & 63 Securities License; Vice President / Marketing - Dynacap Group Ltd. (1992 - Present); Director: Farm Partners, Inc. (1992 - Present), Vice President - Investor Relations - DynaResource, Inc., Dallas, Texas (1995 to present).

CONSULTANTS:
------------

Charles Smith. Mr. Smith graduated from Boston University, Boston, Massachusetts in 1979 and since that time has been a Certified Public Accountant involved in all phases of business including audit and tax matters. He is a consultant to various companies. Mr. Smith's business affiliations the past five years follow:
Chairman - Dynacap Group, Ltd. - a consulting and management firm - 1992 to the present. Sole proprietor as a Certified Public Accountant - 1983 to the present. Sole officer and Director - MC Cambridge, Inc. - a financial consulting firm - 1997 to present. Sole officer and director - Asset Servicing Corporation - a leasing Company - 1998 to present. Chief Financial Officer - Electrical Generation Technology Corporation - April 2000 to present. President and Chief Financial Officer - Stein's Holdings, Inc. - April 2000 to present.

Curtis Sales - Assistant to Mr. Natvar Patel; West Coast Mines, Inc. -Lake Havasu, Arizona (1994 - Present); Director of Lab Operations for DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), Involved in all laboratory phases of analysis and extraction of precious metals.

To the knowledge of the Registrant, no present or former director, executive officer, or person nominated to become a director or executive of the Registrant, or consultants to the Registrant has ever:

1.) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer whether at the time of the bankruptcy or with two years prior to that time;

2.) Had any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

4.) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed suspended or vacated.

ITEM 6.     EXECUTIVE COMPENSATION.


The Registrant currently is not paying, and has not paid during the past three years, except for those disclosures as described under Item 7. any cash compensation to officers, directors or executives. The Registrant does not currently have any pension, profit sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.


ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

1n 1996 the Registrant issued shares of its common stock for the acquisition of the 24.9 % Net Profits Interest in the San Jose de Gracia property. These shares were issued to Dynacap / Mexico Resource Group LLC., a private Nevada Company.

The Manager of the Dynacap / Mexico Resource Group LLC was Dynacap Group Ltd., a Texas Limited Liability Company. At the time of this share issuance, the Manager of Dynacap Group Ltd. was also a director of DynaResource.

The Registrant has paid management consulting fees to Dynacap Group, Ltd. The Chairman and Chief Executive Officer of the Registrant is the Manager of Dynacap Group Ltd.

During 1996 and through May 1997 the Registrant rented office space from Dynacap Group Ltd.


The Registrant is the current owner of 26.7 % of the outstanding stock in Minera Finesterre S.A. de C.V., ("Minera") a Mexican corporation, the holder of 100 % of the rights and claims to the San Jose Property. Golden Hemlock Explorations, Ltd., Vancouver, B.C. Canada, ("Hemlock"), is the owner of 73.3 % of Minera.


The Registrant is not currently aware of any other material relationships or related transactions between the Registrant and any officers, directors or holders of more than five percent of any class of outstanding securities of the issuer.

STOCK ISSUED TO RELATED PARTIES.  COMPENSATION PAID TO OFFICERS AND DIRECTORS:
------------------------------------------------------------------------------

The Registrant has issued shares of its common stock for services to Dynacap Group Ltd., a private consulting firm. Mr. Charles E. Smith, consultant to the Registrant, and Mr. K.D. Diepholz - Chairman and CEO of the Registrant, are the Managers of Dynacap Group.

The Registrant has issued shares for services, and cash compensation as follows, to related parties or officers during the period 1997 - December 31, 1999:

o In 1997, the Registrant issued 118,727 shares of its common stock for services rendered to Dynacap Group Ltd., recorded at $ 29,682.


o        In 1997,  the  Registrant  issued  7,500 shares of its common stock for
         services   rendered   to  Wayne  C.   Henderson,   a  director  of  the
         RegistrantCompany, recorded at $ 1,875.

o In 1997, the Registrant paid $ 122,260. cash for services rendered to Dynacap Group Ltd.

o In 1997, the Registrant paid $ 21,399. cash to K.D. Diepholz, Chairman, CEO, and Treasurer of the Registrant for services rendered; and $ 18,675. to Brad J. Saulter, Vice-President of the Registrant for services rendered.

o In 1998, the Registrant issued 34,714 shares of its common stock for services rendered to Dynacap Group Ltd., recorded at $ 8,679. o In 1998, the Registrant paid $ 117,350. cash for services rendered to Dynacap Group Ltd.

o In 1999, the Registrant issued 73,000 shares of its common stock for services rendered to Dynacap Group Ltd., recorded at $18,250. o In 1999, the Registrant paid $ 172,303. cash for services rendered to Dynacap Group Ltd. o In 1999, the Registrant paid $ 1,225. cash to Brad
         J. Saulter Vice-president of the RegistrantCompany, for services rendered.

ITEM 8.     DESCRIPTION OF REGISTRANTS'S SECURITIES TO BE REGISTERED.

COMMON STOCK:
-------------

The Registrant is authorized to issue 12,500,000 shares of common stock, par value of $0.01, of which 3,739,907 shares are issued and outstanding as of December 31, 1999. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefore, subject to any priority as to dividends for Preferred Stock that may be outstanding. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Registrant's Certificate of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Registrant legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. They are entitled to cumulative voting rights under the Delaware Corporations Code. Under cumulative voting, minority shareholders may have the right to vote one or more members onto the Registrant's Board of Directors. All outstanding shares of Common Stock are fully paid and non-assessable. The holders of the Common Stock do not have any registration rights with respect to the stock.

TRANSFER AGENT AND REGISTRAR:
-----------------------------

The Registrant's Transfer Agent is Signature Transfer, Inc., 14675 Midway Road, Suite 221, Addison, Texas 75001, (972) 788-4193.

PART II:

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED MATTERS.



The Registrant is organized under the laws of Delaware, and its common stock is traded on the NASDAQ Over The Counter Bulletin Board Exchange ("OTCBB") under the symbol " DYNR". On June 27, 1996 the Registrant shares were approved for trading on the Over the Counter Market. The following table sets forth, for the periods indicated, the high and low bid quotations (as reported by Nasdaq). The bid quotations set forth reflect inter-dealer prices, without retail mark-up or mark-down and without commissions; and may not reflect actual transactions. No dividends on the Registrant common stock have been declared or paid since the Registrant's inception and no dividends are anticipated in the future. The Registrant's retained earnings in the foreseeable future are expected to be reinvested by the Registrant into the expansion of its acquisition, leasing, and sales of mineral properties. The Registrant had 474 registered shareholders at December 31, 1999.


                  Calendar Quarter Ending         High                Low
                  -----------------------         ----                ----
                  March 31, 1998                  5.00                0.25
                  June 30, 1998                   5.00                0.25
                  September 30, 1998              5.00                0.25
                  December 31, 1998               5.00                0.25
                  March 31, 1999                  5.00                0.25
                  June 30, 1999                   5.00                0.25
                  September 30, 1999              5.00                0.25
                  December 31, 1999               5.00                0.25

ITEM 2.     LEGAL PROCEEDINGS.

At the time of this filing, the RegistrantCompany is involved in no legal proceedings, and does not anticipate any immediate legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Registrant has not had any disagreements with its accountants regarding accounting and financial disclosure. Since 1998, The Registrant has engaged Mark
L. Cleland, independent Certified Public Accountant, to conduct the audits of the Registrant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

o In 1997, the Registrant issued 259,500 shares of common stock for exercise of 259,500 Options at $ 1.00.

o In 1997, the Registrant issued 81,000 shares of common stock for the exercise of 81,000 Options at $ 1.50.


o In 1997, the Registrant issued 40,394 shares of common stock for the conversion of $ 160,000. of promissory notes, and $ 1,516. of related interest.


o In 1997, the Registrant issued 126,227 shares of common stock for services recorded at $ 31,557.

o In 1998, the Registrant issued 34,714 shares of common stock for services recorded at $ 8,679.



o In 1999, the Registrant issued 483,000 common shares and 733,000 options exercisable at $ 2.50 for a period of two years terminating at August 15, 2001; in exchange for $ 733,000. Cash.


o In 1999, the Registrant issued 73,000 shares of common stock for services recorded at $18,250.

The Registrant was the Seller/Issuer of the above securities, and no underwriters were used. No underwriting discounts, commissions or selling commissions were paid in connection with any of the prior sales of the

Registrant securities. All Registrant securities issued were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the "Act"); in that the transactions did not involve a public offering, and in that all purchasers or recipients were sophisticated investors who represented their intention to acquire the Registrant's securities for investment purposes only and not with the intent to re-sell or distribute.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under the laws of Delaware and the Registrant's Articles of Incorporation, the Registrant's directors will have no personal liability to the Registrant or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his duty of care. This provision does not apply to the directors (i) breach of their duty of loyalty, (ii) acts or omissions not in good faith or involving intentional violations of law, (iii) illegal payment of dividends, stock repurchases, or stock redemption, and (iv) approval of any transaction from which a director derives an improper personal benefit. Directors may be responsible to the RegistrantCompany's shareholders for damages suffered by the Registrant or its shareholders as a result of a breach of their fiduciary duty.

In so far as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers or person controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission each indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S.         FINANCIAL STATEMENTS.


Incorporated into and forming an integral part of this Form 10 - SB/A are the audited financial statements for the Registrant for the years ended December 31, 1998 and December 31, 1999.. These financial statements are incorporated herein as Exhibit "2.1.". All financial information for the Registrant contained in this Form 10 - SB/A is prepared in accordance with accounting principles generally accepted in the United States.

ITEM 1. REGISTRANT'S AUDITED FINANCIAL STATEMENT FOR YEAR END DECEMBER 31, 1999; and for YEAR END DECEMBER 31, 1998.


                (Attached as Part III, Section 2, Exhibit "2.1.")






SIGNATURES


Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, on May 23, 2000.


                                  DYNARESOURCE, INC.

                                  By:  /s/  K.D. Diepholz
                                            -----------------------------------
                                            Mr. K.D. Diepholz; Chairman / CEO
                                            On Behalf of the Board of Directors

PART III.  EXHIBITS.

The following documents are attached as Exhibits to this Form 10 - SB/A, and filed as an integral part of this document:


TAB 1:

         EXHIBIT 1.1.      Articles of Incorporation; West Coast Mines, Inc.

         EXHIBIT 1.2.      By - Laws

         EXHIBIT 1.3.      Articles of Amendment 1940

         EXHIBIT 1.4.      Articles of Amendment 1943

         EXHIBIT 1.5.      Articles of Amendment 1996

         EXHIBIT 1.6. Certificate of Merger 1998; Agreement of Merger into DynaResource, Inc.


         EXHIBIT 1.7.      Articles of Incorporation; DynaResource, Inc.


         EXHIBIT 1.8.      Amendment of Articles 1998

TAB 2:


         EXHIBIT 2.1. Registrant's Audited Financial Statement for year ending December 31, 1998, and for year ending December 31, 1999.


SIGNATURES
----------


Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 23 , 2000.


                                             DYNARESOURCE, INC.


                                             By:  /s/ K.D. Diepholz
                                                  ------------------------------
                                             Mr. K.D. Diepholz;  Chairman / CEO
                                             On behalf of the Board of Directors